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[GB&T LOGO]
                                          Filed by: GB&T Bancshares, Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933
                      Subject Companies:  Southern Heritage Bancorp, Inc.
                                                      Lumpkin County Bank
                                          Commission File Nos. 333-114750
                                                               333-114805

NEWS RELEASE
For Immediate Release

For more information, please contact:


Gregory L. Hamby           W. Michael Banks          P.O. Box 2760
EVP and CFO                Senior Vice President     Gainesville, GA  30503
ghamby@gbt.com             mbanks@gbt.com            Fax:  (770) 531-7359
Phone: (678) 450-3369      Phone: (678) 450-3480
-------------------------------------------------------------------------------


GB&T BANCSHARES, INC. REPORTS SECOND QUARTER 2004 NET INCOME OF $2.2 MILLION, UP 28.9%
DECLARES CASH DIVIDEND OF $0.076 ADJUSTED FOR 5-FOR-4 STOCK SPLIT


GAINESVILLE, Ga., July 20, 2004 (PRIMEZONE) -- GB&T Bancshares, Inc. (Nasdaq:GBTB), a fast-growing multi-bank holding company comprised of five Georgia community banks, reported second quarter 2004 net income of $2.2 million, or $0.26 per diluted share, compared with $1.7 million, or $0.25 per diluted share, for the prior-year second quarter. Earnings reflect strong revenue growth from a combination of internal growth and acquisitions; the Company surpassed $1 billion in assets this quarter, reflecting a 32 percent increase above last year's second quarter. The quarterly per share comparison reflects a 24.8 percent increase in average diluted shares outstanding to 8,700,000 as a result of the 1,397,584 shares issued for the acquisition of First National Bank of the South ($127 million in assets), which closed August 29, 2003, and the impact of a 5-for-4 stock split in the form of a stock dividend effective June 18, 2004.


For the first six months of 2004, GB&T Bancshares reported net income of $4.5 million, or $0.52 per diluted share, compared to $3.4 million, or $0.50 per diluted share, for the prior-year period. The year-to-date per share comparison reflects a 25.0 percent increase in average diluted shares outstanding issued for the acquisition of First National Bank of the South and the stock split mentioned above.


At a meeting held July 19, 2004, the Board of Directors of GB&T Bancshares declared a third quarter cash dividend of $0.076 per share on the Company's common stock. The $0.076 dividend is unchanged from the first quarter cash dividend of $0.095 when adjusted for the 5-for-4 stock split effective June 18, 2004, and is a 5.6% increase over the dividend announced for the prior-year third quarter. The declared dividend is payable on August 10, 2004 to shareholders of record as of the close of business on July 29, 2004.


The annualized returns on average assets ("ROA") and average equity ("ROE") for the second quarter of 2004 were 0.91 percent and 9.05 percent, respectively, compared with 0.92 percent and 11.08 percent for the second quarter of 2003. For the first six months of 2004, ROA and ROE were 0.92 percent and 9.09 percent, respectively, compared with 0.93 percent and 11.18 percent for the prior-year period.


Richard A. Hunt, President and CEO, commented, "We achieved an important milestone this quarter when we surpassed the $1 billion mark in total assets. We believe our ability to maintain strong profit growth and excellent asset quality while we expand our Company at a rapid pace validates the success of the high-growth acquisition strategy we launched in 1998. We are pleased with our progress and see further opportunities, both organically and through acquisitions, for continued earnings momentum. Our markets are among the fastest-growing in the country, and we plan to participate in that growth. Customers continue to be attracted by our real-estate expertise combined with responsive service and the latest technology.


"Our pending acquisitions of $118 million asset Southern Heritage Bancorp, located in south Hall County and $72 million asset Lumpkin County Bank in neighboring Lumpkin County will further solidify our foothold in high-growth markets, as well as provide opportunities to enhance our efficiency as we grow. We anticipate both of these acquisitions will close during the third quarter.

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"We continue to receive recognition for our strong performance. For the fifth consecutive year, GB&T Bancshares ranked among the top 100 of Georgia's top performing companies in the Atlanta Journal-Constitution's 11th annual Best-of-Business Section -- better known as the Georgia 100. For the second consecutive year, GB&T Bancshares has been included in the Russell 3000 index of the 3,000 largest publicly-traded companies based on market capitalization."


Total revenue, defined as net interest income and non-interest income, was $12.1 million for the second quarter of 2004, an increase of 23.8 percent over the $9.7 million reported in the prior-year period. Net interest income rose 24.1 percent to $9.1 million, reflecting a 29.3 percent increase in average earning assets above the prior-year quarter, partially offset by a 16 basis point decline in the net interest margin over the same period, to 4.08 percent. Mr. Hunt noted, "While low interest rates have placed downward pressure on our net interest margin in recent quarters, we are encouraged by the recent increase in the federal funds rate, and we believe we are positioned for improvement in our net interest margin in the rising rate environment."


Non-interest income for the second quarter of 2004 was $2.9 million, an increase of 23.0 percent over the prior-year period. Excluding gains on the sale of securities, non-interest income increased 10.8 percent. The majority of the increase was derived from growth in our charges on deposit accounts, up 25.8 percent, and improvement in other operating income, up 54.2 percent. Growth in both of these categories reflects the First National Bank of the South acquisition plus organic growth. Excluding gains on sale of securities, non-interest income represents 22.2 percent of operating revenue.


Non-interest expense for the second quarter of 2004 was $8.5 million, an increase of 16.2 percent above the second quarter of 2003. Excluding the one-time loss of $0.2 million on the sale of real property, non-interest expense increased 19.5 percent. Salaries and employee benefits, the largest component of expense growth, increased 18.4 percent, reflecting a 16.4 percent increase in full-time equivalent staff from the acquisition of First National Bank of the South, as well as merit and benefits increases. GB&T Bancshares' efficiency ratio was 72.4 percent for the second quarter of 2004 compared to 72.0 percent for the prior-year period.


Asset quality is strong and shows improving trends. Mr. Hunt commented, "We are pleased to report a decline in the absolute and relative levels of nonperforming assets over the last twelve months, despite 31.9 percent growth in our loan portfolio during the same period." Nonperforming assets at June 30, 2004, were
0.50 percent of assets compared with 0.67 percent twelve months ago. Annualized net charge-offs for the second quarter of 2004 were 0.19 percent of average loans compared with 0.06 percent for the second quarter of 2003. The ratio of loan loss reserves was 1.21 percent of total loans.


Total assets were $1.0 billion at June 30, 2004, an increase of $242.5 million, or 32.0 percent from twelve months ago. The First National Bank of the South acquisition accounted for $127 million, or 52.4 percent, of the increase, while $115 million of the asset growth, or 47.6 percent, was organic. Loans rose $180.4 million, or 31.9 percent, to $745.4 million. Total deposits increased $173.3 million, or 28.6 percent, to $778.4 million.


Shareholders' equity at June 30, 2004 was $99.4 million, a twelve-month increase of $36.1 million, or 57.0 percent, reflecting the impact of the First National Bank of the South acquisition. Shareholders' equity was 9.94 percent of period-end assets. GB&T Bancshares had 8,592,874 shares of common stock outstanding at quarter-end.


About GB&T Bancshares, Inc.


Based in Gainesville, Georgia, GB&T Bancshares, Inc. is a multi-bank holding company operating five community banks: Gainesville Bank & Trust, United Bank & Trust, Community Trust Bank, HomeTown Bank of Villa Rica, and First National Bank of the South. In addition, the Company owns a consumer finance company, Community Loan Company, with eight offices located in Northern Georgia. As of June 30, 2004, GB&T Bancshares had assets of $1.0 billion, with 20 branches located in high-growth Georgia markets. GB&T Bancshares' common stock is listed on the Nasdaq National Market under the symbol "GBTB." Please visit our website WWW.GBT.COM for additional information about the company.


Forward-Looking Statements


Some of the statements in this press release, including, without limitation, statements regarding our proposed acquisitions, projected growth in the counties in which we operate, our efficiency, loan loss reserves, net interest margin, revenue growth and other statements regarding our future results of


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operations are "forward-looking statements" within the meaning of the federal securities laws. In addition, when we use words like "anticipate", "believe", "intend", "expect", "estimate", "could", "should", "will", and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our current beliefs and assumptions. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) changes in the interest rate environment may reduce margins or the volumes or values of loans held or made by us; (3) general economic conditions may be less favorable than expected (both generally and in our markets), resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (4) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (5) we may be unable to obtain required shareholder or regulatory approval for our proposed acquisitions, (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisitions may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this release.


GB&T has filed registration statements on Form S-4 and other documents with the Securities and Exchange Commission (the "SEC") in connection with the acquisitions of Southern Heritage Bancorp, Inc. and Lumpkin County Bank. One registration statement contains a prospectus of GB&T relating to the common stock to be issued in the acquisition of Southern Heritage Bancorp and a proxy statement of Southern Heritage Bancorp relating to the acquisition, while the other registration statement contains a prospectus of GB&T relating to the common stock to be issued in the acquisition of Lumpkin County Bank and a proxy statement of Lumpkin County Bank relating to the acquisition. Investors and shareholders are urged to read the respective proxy statements/prospectuses and any other relevant documents filed with the SEC because they contain important information. Investors and shareholders will be able to receive the respective proxy statements/prospectuses and other documents filed by GB&T free of charge at the SEC's web site, WWW.SEC.GOV or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.


GB&T and its directors and executive officers and Southern Heritage Bancorp and its directors and executive officers will be participants in the solicitation of proxies in connection with the acquisition of Southern Heritage. In addition, GB&T and its directors and executive officers and Lumpkin County Bank and its directors and executive officers will be participants in the solicitation of proxies in connection with the acquisition of Lumpkin County Bank. Information about the directors and executive officers of GB&T and their ownership of GB&T stock will be set forth in the respective proxy statements/prospectuses. Investors may obtain additional information regarding the interests of such participants by reading the respective proxy statements/prospectuses.

GB&T Bancshares Inc.
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                              (Unaudited)
            (Dollars in thousands except per share amounts)

 --------------------------------------------------------------------
                         2nd Qtr   1st Qtr  4th Qtr  3rd Qtr  2nd Qtr
                          2004      2004     2003     2003      2003
 -------------------   ----------  -------  -------  -------  -------
 EARNINGS
  Net interest income  $    9,110    8,886    9,301    7,865    7,341
  Provision for loan
   loss                $      325      284      155      861      176
  Other income         $    2,942    2,899    2,660    2,524    2,392
  Other expense        $    8,475    8,348    8,282    7,319    7,291
  Net income           $    2,233    2,230    2,803    1,478    1,733
  Non-recurring
   expense (loss on
   sale of building)
   after-tax           $        0        0        0        0      196


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
  Operating income     $    2,233    2,230    2,803    1,478    1,929

 PER SHARE DATA
  Basic earnings per
   share               $     0.26     0.26     0.33     0.20     0.26
  Diluted earnings
   per share           $     0.26     0.26     0.32     0.19     0.25
  Operating diluted
   earnings per
   share               $     0.26     0.26     0.32     0.19     0.28
  Book value per
   share               $    11.57    11.65    11.40    11.21     9.40
  Tangible book
   value per share     $     7.75     7.79     7.51     7.67     7.99
  Cash dividend per
   share               $    0.076    0.072    0.072    0.072    0.072

 PERFORMANCE RATIOS
  Return on average
   assets                    0.91%    0.93%    1.18%    0.72%    0.92%
  Return on average
   equity                    9.05%    9.14%   11.62%    7.94%   11.08%
  Net interest
   margin                    4.08%    4.11%    4.32%    4.18%    4.24%
  Other expense/
   Average assets            3.44%    3.49%    3.47%    3.58%    3.89%
  Efficiency Ratio          72.40%   72.45%   70.58%   70.98%   72.03%
  Other income/Total
   operating revenue        22.18%   22.88%   20.73%   23.72%   24.19%

 MARKET DATA
  Market value per
   share - Period
   end                 $    23.90    22.52    18.90    17.81    19.66
  Market as a % of
   book                      2.07     1.93     1.66     1.59     2.09
  Cash dividend
   yield                     1.27%    1.28%    1.52%    1.62%    1.47%
  Common stock
   dividend payout
   ratio                    29.23%   28.13%   22.50%   37.50%   29.03%
  Period-end common
   shares outstanding
   (000)                    8,593    8,528    8,493    8,490    6,739
  Common stock market
   capitalization
   ($ Millions)        $   205.37   192.04   160.55   151.20   132.45

 CAPITAL & LIQUIDITY
  Equity to assets           9.94%   10.20%   10.26%   10.35%    8.35%
  Period-end tangible
   equity to assets          6.88%    7.06%    7.00%    7.33%    7.19%
  Total risk-based
   capital ratio            11.66%   11.78%   11.80%   12.34%   12.84%
  Average loans to
   deposits                 95.54%   97.39%   95.63%   96.00%   94.25%

 ASSET QUALITY
  Net charge-offs      $      342        6      508      157       87

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
  (Ann.) Net loan
   charge-offs/
   Average loans             0.19%   0.003%    0.29%    0.10%    0.06%
  Non-performing
   loans               $    2,511    2,951    3,333    4,849    3,332
  OREOs                $    1,368    2,053    1,868    1,279    1,171
  90-day past dues     $    1,096    1,053      509      750      597
  NPAs + 90 day past
   due/Total assets          0.50%    0.62%    0.60%    0.75%    0.67%
  Allowance for loan
   losses/Total loans        1.21%    1.24%    1.23%    1.33%    1.33%
  Allowance for loan
   losses/NPAs
   + 90 days past due      180.64%  148.65%  152.82%  132.00%  147.59%

 END OF PERIOD
 BALANCES
  Total loans, net of
   unearned fees       $  745,437  724,282  709,958  685,098  565,055
  Total assets         $1,000,519  974,213  944,278  919,228  758,048
  Deposits             $  778,364  758,178  728,629  712,289  605,063
  Stockholders'
   equity              $   99,431   99,327   96,843   95,172   63,325
  Full-time
   equivalent
   employees                  384      388      380      365      330

 AVERAGE BALANCES
  Loans                $  738,092  720,063  700,662  611,294  564,210
  Total earning
   assets              $  898,197  869,253  854,205  747,089  694,728
  Total assets         $  990,519  960,962  945,785  811,516  751,953
  Deposits             $  772,587  739,353  732,672  636,735  598,642
  Stockholders'
   equity              $   99,254   98,137   95,701   73,868   62,739


                              GB&T Bancshares, Inc.
             Condensed Consolidated Statement of Condition

                                           6/30/2004      6/30/2003
 Assets (in thousands):                   (Unaudited)    (Unaudited)


 Cash and due from banks                  $    19,090    $    17,092
 Interest-bearing deposits in banks               961          4,778
 Federal funds sold                             9,631         15,607
                                          -----------    -----------
      Total cash and equivalents               29,682         37,477
                                          -----------    -----------

 Securities available-for-sale,
  at fair value                               146,429        115,988
 Restricted equity securities                   5,388          3,531
                                          -----------    -----------
      Total securities                        151,817        119,519
                                          -----------    -----------

 Loans                                        745,437        565,055
 Allowance for loan losses                      8,987          7,527
                                          -----------    -----------

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

    Loans, net                                736,450        557,528
                                          -----------    -----------

 Premises and equipment                        26,454         20,576
 Goodwill and intangible assets                32,825          9,493
 Other assets                                  23,291         13,455
                                          -----------    -----------
      Total assets                        $ 1,000,519    $   758,048
                                          ===========    ===========

 Liabilities and Stockholders' Equity (in thousands):
 Deposits
  Non interest-bearing                    $    94,548    $    66,894
  Interest-bearing                            683,816        538,169
                                          -----------    -----------
      Total deposits                          778,364        605,063
                                          -----------    -----------
 Federal funds purchased and securities
  sold under repurchase agreements             17,259         11,451
 Federal Home Loan Bank advances               77,458         57,585
 Other borrowings                               2,234            822
 Other liabilities                             10,309          4,802
 Company guaranteed trust preferred
  securities                                   15,464         15,000
                                          -----------    -----------
      Total liabilities                       901,088        694,723
                                          -----------    -----------

 Stockholders' equity:

 Capital stock                                 68,825         35,976
 Retained earnings                             31,594         25,635
 Accumulated other comprehensive
  income (loss)                                  (988)         1,714
                                          -----------    -----------
    Total stockholders' equity                 99,431         63,325
                                          -----------    -----------
      Total liabilities and
       stockholders' equity               $ 1,000,519    $   758,048
                                          ===========    ===========


                GB&T BANCSHARES, INC.  AND SUBSIDIARIES
                        Consolidated Statements of Income
                                   (Unaudited)

                                Three months ended   Six months ended
                                      June 30,            June 30,
                                   2004      2003      2004      2003
                         ---------------------------------------------
                         (amounts in thousands, except per share data)
 Interest income:
  Loans, including fees          $11,903   $ 9,967   $23,548   $19,705
  Investment securities:
   Taxable                         1,040       950     2,025     1,935
   Nontaxable                        186       158       370       326
  Federal funds sold                  33        52        60       106
  Interest-bearing deposits
   in banks                            7         6         8        17
                                 -------   -------   -------   -------

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

    Total interest income         13,169    11,133    26,011    22,089
                                 -------   -------   -------   -------
 Interest expense:
  Deposits                         3,005     2,899     5,908     5,876
  Federal funds purchased
   and securities sold under
   repurchase agreements              45        42        93        83
  Federal Home Loan Bank
   advances                          801       637     1,601     1,365
  Other borrowings                   208       214       413       427
                                 -------   -------   -------   -------
    Total interest expense         4,059     3,792     8,015     7,751
                                 -------   -------   -------   -------
    Net interest income            9,110     7,341    17,996    14,338

 Provision for loan losses           325       176       609       390
                                 -------   -------   -------   -------
    Net interest income after
     Provision for loan losses     8,785     7,165    17,387    13,948
                                 -------   -------   -------   -------
  Other income:
   Service charges on
    deposit accounts               1,487     1,182     2,881     2,274
   Mortgage origination fees         511       726       971     1,283
   Insurance commissions             157       149       301       293
   Gain on sale of securities        346        49       609        77
   Other operating income            441       286     1,079       817
                                 -------   -------   -------   -------
       Total other income          2,942     2,392     5,841     4,744
                                 -------   -------   -------   -------
 Other expense:
  Salaries and employee
   benefits                        4,940     4,171     9,873     8,295
  Net occupancy and
   equipment expense               1,204     1,030     2,426     2,034
  Other operating expenses         2,331     2,090     4,524     3,763


                                 -------   -------   -------   -------
       Total other expense         8,475     7,291    16,823    14,092
                                 -------   -------   -------   -------
       Income before income
        taxes                      3,252     2,266     6,405     4,600
 Income tax expense                1,019       533     1,942     1,156
                                 -------   -------   -------   -------
       Net income                $ 2,233   $ 1,733   $ 4,463   $ 3,444
                                 =======   =======   =======   =======
 Earnings per share:
   Basic                         $  0.26   $  0.26   $  0.52   $  0.51
                                 =======   =======   =======   =======
   Diluted                       $  0.26   $  0.25   $  0.52   $  0.50
                                 =======   =======   =======   =======
 Weighted average shares
   Basic                           8,556     6,728     8,533     6,714
                                 =======   =======   =======   =======
   Diluted                         8,700     6,973     8,667     6,934
                                 =======   =======   =======   =======
 Cash dividends per common
  share                          $ 0.076   $ 0.072   $ 0.148   $ 0.140
                                 =======   =======   =======   =======

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CONTACT:
GB&T Bancshares, Inc.
Gregory L. Hamby, EVP and CFO
678-450-3369
GHAMBY@GBT.COM

W. Michael Banks, Senior Vice President
678-450-3480
MBANKS@GBT.COM